Filed by Advanced Semiconductor Engineering, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Siliconware Precision Industries Co., Ltd.

(Commission File No.: 000 -30702)

Below is the English version of our TWSE MOPS filing on February 12, 2018

SEQ_NO: 2

Date of announcement: 2018/02/12

Time of announcement: 15:01:55

Subject: Announce the promoters' meeting resolved to waive the non-competition clauses to newly elected directors of ASE Industrial Holding Co., Ltd.

Date of events:  2018/02/12

To which item it meets: paragraph 51

Statement:

1.	Date of occurrence of the event:2018/02/12

2.	Company name:Advanced Semiconductor Engineering Inc./ASE Industrial Holding Co.,Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.	Reciprocal shareholding ratios:N/A

5.	Cause of occurrence:

(A)	Article 209 of the Company Act stipulates that directors should brief actions they are going to take within the scope of ASE's business operation for themselves or for others in the shareholders' meetings and obtain permission.

(B)	If, following new-elected directors are engaged in the investment or operation of a business entity with a scope of business similar to that of ASE Industrial Holding Co., Ltd. and acts as a director thereof, this Extraordinary General Meeting resolved to waive the non-competition clauses applicable to the director in order to allow him or her to act as a director or the representative of said business entity, provided that such waiver will not infringe upon the interests of ASE Industrial Holding Co., Ltd. Other positions held by newly elected Directors are presented below:

(1)	Mr.Jason C.S. Chang

Advanced Semiconductor Engineering, Inc.-CEO、Chairman & Director(representative)

J&R Industrial Inc.-Chairman & Director(representative)

ASE Japan Co., Ltd.-Director

ASE Test Inc.-Chairman & Director(representative)

ASE Test Holding, Ltd.-Director

ASE (Korea) Inc.-Director

ISE Labs, Inc.-Director

ASE Holding Ltd.-Director

J&R Holding Ltd.-Director

Innosource Ltd.-Director

ASE (Kunshan) Inc.-Director

ASE Test Limited (Singapore)-Director

ASE (Shanghai) Inc.-Chairman

ASE Investment (Kunshan) Limited-Chairman

ASE Electronics Inc.-Chairman & Director(representative)

ASE Mauritius Inc.-Director

ASE Corporation-Director

Suzhou ASEN Semiconductors Co., Ltd.-Chairman

ASE Labuan Inc.-Director

ASE (China) Ltd.-Director

ASE Singapore Pte. Ltd.-Director

Alto Enterprises Ltd.-Director

Super Zone Holdings Ltd.-Director

Anstock Limited-Director

Anstock II Limited-Director

USI (Shanghai) Co., Ltd.-Director

USI Inc.-Director

Wealthy Joy Co. Ltd.-Director

Beijing Dinggu Dinghao Industrial Co., Ltd.-Director

Shanghai Ding Rong Real Estate Development Co., Ltd.-Director

Chongqing Dinggu Real Estate Development Co., Ltd.-Director

Shanghai Ding Xin Properties Co., Ltd.-Director

Kunshan Ding Yao Real Estate Development Co., Ltd.-Supervisor

Shanghai Ding Jia Real Estate Development Co., Ltd.-Supervisor

Shanghai Ding Tong Real Estate Development Co., Ltd.-Supervisor

Shanghai Hong Xiang Land Investment Co., Ltd.-Supervisor

Shanghai Ming Long Construction and Development Co., Ltd.-Supervisor

Shanghai Ding Yi Real Estate Development Co., Ltd.-Director

True Elite Holdings Limited-Director

Wenzhou Hongde Construction Development Co., Ltd.-Director

Forest Symbol Limited-Director

Excellent Worth Holdings Limited-Director

ASE Enterprises-Director

Ding-Chang Investment Co., Ltd.-Director

Ding-Ku Investment Co., Ltd.-Director

Wan-Chang Investment Co., Ltd.-Director

Wan-Ya Investment Co., Ltd.-Director

Wei-Tung Investment Co., Ltd.-Chairman

Rei-Chang Investment Co., Ltd.-Chairman

Shao-Chang Investment Co., Ltd.-Chairman

Jai-Cing Investment Co., Ltd.-Chairman

Jai-Ying Investment Co., Ltd.-Chairman

Ming-Tung Investment Co., Ltd.-Chairman

Ming-Shiang Investment Co., Ltd.-Chairman

Chi-Chang Investment Co., Ltd.-Chairman

(2)	Mr.Richard H.P. Chang

Advanced Semiconductor Engineering, Inc.-President & Vice Chairman

J&R Industrial Inc.-Director(representative)

Innosource Ltd.-Director

ASE (Shanghai) Inc.-Director

ASE Test Inc.-Director(representative)

Omniquest Industrial Ltd.-Director

ASE Test Limited (Singapore)-Director

ASE (Korea) Inc.-Director

ASE Electronics (Malaysia) Sdn, Bhd.-Director

ASE Holding Ltd.-Director

J&R Holding Ltd.-Director

ASE (Kunshan) Inc.-Chairman

GAPT-Cayman-Director

ASE Assembly & Test (Shanghai) Limited-Director

ASE Japan Co., Ltd.-Director

ASE (HK) Limited-Chairman

ASE (China) Ltd.-Director

Alto Enterprises Ltd.-Director

Super Zone Holdings Ltd.-Director

Anstock Limited-Director

ASE Investment (Kunshan) Limited-Director

RTH Limited-Director

Universal Scientific Industrial (Shanghai) Co., Ltd.-Chairman

Universal Scientific Industrial (Kunshan) Co., Ltd.-Chairman

USI Electronics (Shenzhen) Co., Ltd.-Chairman

Universal Global Industrial Co., Ltd.-Director

Universal Global Scientific Industrial Co., Ltd.-Director(representative)

USI Enterprises Limited-Director

Universal Global Technology (Kunshan) Co., Ltd.-Chairman

Universal Scientific Industrial Co., Ltd.-Director(representative)

USI Inc.-Director

Universal Global Technology (Shanghai) Co., Ltd.-Chairman

Universal Global Electronics (Shanghai) Co., Ltd.-Chairman

Universal Global Technology Co., Limited-Director

Sino Horizon Holdings Limited-Chairman

Wealthy Joy Co. Ltd.-Director

Peak Vision International Limited-Director

Peak Paramount International Limited-Director

Great Sino Development Ltd.-Director

Sino Engine Group Limited-Director

Fairwheel Holdings Limited-Director

Imperial Corporation Limited-Director

Beijing Dinggu Dinghao Industrial Co., Ltd.-Chairman

Shanghai Ding Gu Properties Co., Ltd.-Chairman

Shanghai Ding Jia Real Estate Development Co., Ltd.-Chairman

Shanghai Ding Tong Real Estate Development Co., Ltd.-Chairman

Shanghai Hong Xiang Land Investment Co., Ltd.-Chairman

Shanghai Ming Long Construction and Development Co., Ltd.-Chairman

Shanghai Ding Rong Real Estate Development Co., Ltd.-Chairman

Shanghai Ding Lin Real Estate Development Co., Ltd.-Chairman

Shanghai Ding Xin Properties Co., Ltd.-Chairman

Kunshan Ding Yao Real Estate Development Co., Ltd.-Chairman

Chongqing Dinggu Real Estate Development Co., Ltd.-Chairman

Shanghai Sun Moon Light Department Stores Co., Ltd.-Director

Chongqing Dinggu Property Management Co., Ltd.-Executive Director

Shanghai Ding Yi Real Estate Development Co., Ltd.-Chairman

Wuxi Ding Gu Real Estate Development Co., Ltd.-Executive Director

Wenzhou Hongde Construction Development Co., Ltd.-Director

Chongqing Dinghao Market Management Co., Ltd.-Executive Director

Shanghai Ding Gu Property Management Co., Ltd.-Executive Director

Shanghai He Meng Supermarket Management Co., Ltd.-Executive Director

ASE Enterprises-Director

Wendy Development Co., Ltd.-Director

Jai-Ying Investment Co., Ltd.-Director

Ming-Shiang Investment Co., Ltd.-Director

Ming-Tung Investment Co., Ltd.-Director

Rei-Chang Investment Co., Ltd.-Director

Jai-Cing Investment Co., Ltd.-Director

Wei-Tung Investment Co., Ltd.-Director

Shao-Chang Investment Co., Ltd.-Director

Chi-Chang Investment Co., Ltd.-Director

Ding-Chang Investment Co., Ltd.-Chairman

Wan-Chang Investment Co., Ltd.-Chairman

Wan-Ya Investment Co., Ltd.-Chairman

Ding-Ku Investment Co., Ltd.-Chairman

(3)	Mr.Bough Lin

Siliconware Precision Industrial Co., Ltd.-Chairman

Siliconware USA INC.-Director(representative)

(4)	Mr.C.W. Tsai

Siliconware Precision Industrial Co., Ltd.-Director

Siliconware USA INC.-Director(representative)

Siliconware Technology (Suzhou) Ltd.-Director(representative)

(5)	Mr.Tien Wu

Advanced Semiconductor Engineering, Inc.-COO & Director(representative)

ISE Labs, Inc.-Director

ASE Japan Co., Ltd.-Director

ASE Marketing & Service Japan Co., Ltd.-Director

GAPT-Cayman-Director

ASE Assembly & Test (Shanghai) Limited-Director

Suzhou ASEN Semiconductors Co., Ltd.-Director

ASE Weihai Inc.-Director

Wuxi Tongzhi Microelectronics Co., Ltd.-Director

USI Inc.-Director(representative)

(6)	Mr.Joseph Tung

Advanced Semiconductor Engineering, Inc.-CFO & Director(representative)

J&R Industrial Inc.-Director(representative)

ASE Japan Co., Ltd.-Supervisor

ASE Test Inc.-Director(representative)

ASE Marketing & Service Japan Co., Ltd.-Supervisor

Innosource Ltd.-Director

J&R Holding Ltd.-Director

ASE Holding Ltd.-Director

Omniquest Industrial Ltd.-Director

ASE Test Holding, Ltd.-Director

ASE (Korea) Inc.-Director

ASE Electronics (Malaysia) Sdn. Bhd.-Director

ASE Mauritius Inc.-Director

ASE Electronics Inc.-Director(representative)

ASE Labuan Inc.-Director

ASE Corporation-Director

Alto Enterprises Ltd.-Director

Anstock Limited-Director

USI Inc.-Supervisor

Lu-Chu Development Corporation-Director(representative)

Wuxi Tongzhi Microelectronics Co., Ltd.-Supervisor

ASE Trading (Shanghai) Ltd.-Director

Advanced Microelectronic Products, Inc.-Director(representative)

TLJ Intertech Inc.-Director

Asia Pacifical Emerging Industry Venture Capital Co, Ltd.-Director(representative)

(7)	Mr.Raymond Lo

Advanced Semiconductor Engineering, Inc.-Director(representative) & General Manager of Kaohsiung facility

ASE Test Inc.-Director(representative) & General Manager

(8)	Mr.Jeffrey Chen

Advanced Semiconductor Engineering, Inc.-Director(representative) & General Manager of China Headquarters in Shanghai

ASE Test Inc.-Director(representative)

ASE (Kunshan) Inc.-Director

ASE Test Limited (Singapore)-Director

ASE Test Holdings Ltd.-Director

Omniquest Industrial Ltd.-Director

ISE Labs, Inc.-Director

ASE Assembly & Test (Shanghai) Limited-Supervisor

Shanghai Ding Hui Real Estate Development Co., Ltd.-Chairman

ASE Electronics Inc.-Director(representative)

ASE (HK) Limited-Director

Suzhou ASEN Semiconductors Co., Ltd.-Director

Shanghai Ding Wei Real Estate Development Co., Ltd.-Chairman

Shanghai Ding Yu Real Estate Development Co., Ltd.-Chairman

KunShan Ding Hong Real Estate Development Co., Ltd.-Chairman

Shanghai Ding Qi Property Management Co., Ltd.-Chairman

Shanghai Ding Fan Department Store Co., Ltd.-Chairman

ASE Trading (Shanghai) Ltd.-Director

Shanghai Ding XU Property Management Co., Ltd.-Chairman

Super Zone Holdings Ltd.-Director

USI Inc.-Supervisor

HHI Co., Ltd.-Director

The Mercuries Corporation-Independent Director & Member of Remuneration Committee

Jiangsu Longchen Greentech Co., Ltd.-Director

(9)	Mr.TS Chen

Advanced Semiconductor Engineering, Inc.-Director(representative) & General Manager of Chung-Li branch

ASE Test Inc.-Director(representative)

Lu-Chu Development Corporation-Director(representative)

Suzhou ASEN Semiconductors Co., Ltd.-Supervisor

(10)	Mr.Rutherford Chang

Advanced Semiconductor Engineering, Inc.-Director

ASE (Shanghai) Inc.-Director

ASE (China) Ltd.-Director

ASE Test Inc.-Director(representative)

ASE Assembly & Test (Shanghai) Limited-Director

ASE (Kunshan) Inc.-Supervisor

ASE Weihai Inc.-Director

Shanghai Ding Hui Real Estate Development Co., Ltd.-Director

Shanghai Ding Wei Real Estate Development Co., Ltd.-Director

Shanghai Ding Yu Real Estate Development Co., Ltd.-Director

KunShan Ding Hong Real Estate Development Co., Ltd.-Director

Universal Scientific Industrial (Shanghai) Co., Ltd.-Director

USI Inc.-Director(representative)

Wuxi Tongzhi Microelectronics Co., Ltd.-Director

Beijing Dinggu Dinghao Industrial Co.,Ltd.-Director

(11)	Mr.Freddie Liu

TPK Holding Co., Ltd.-CSO

TLJ Intertech Inc.-Supervisor

TPK Cando Solutions Inc.-Supervisor

TPK Chenqi (Mainland Solutions) Inc.-Supervisor

TPK Touch Systems (Xiamen) Inc.-Supervisor

TPK Lens Solutions Inc.-Supervisor

TPK MasTouch Solutions (Xiamen) Inc.-Supervisor

TPK Advanced Solutions Inc.-Supervisor

Ray-Star Optical Solutions (Xiamen) Inc.-Supervisor

TPK Film Solutions (Xiamen) Inc.-Supervisor

Xiamen Jan Jia Optoelectronics Co., Ltd.-Director

TPK Asia Pacific Sdn. Bhd.-Director

Ray-Star System Solutions Limited-Director

Ray-Star Universal Solutions Limited-Director

TPK Universal Solutions Limited-Director

Optera TPK Holding Pte Ltd.-Director

TPK Touch Solutions (Xiamen) Inc.-Supervisor

TPK Glass Solutions (Xiamen) Inc.-Supervisor

TPK Touch Solutions (Pingtan) Inc.-Supervisor

TPK Touch Solutions Inc.-Director

CKF Development and Construction Company Limited-Director

Edom Technology Co., Ltd.-Independent Director

Richi Inc.-Director

6.	Countermeasures:N/A

7.	Any other matters that need to be specified:N/A

Safe Harbor Notice:

This statement contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding ASE’s or HoldCo’s future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding the expected completion of the proposed combination between ASE and Siliconware Precision Industries Co., Ltd. (“SPIL”) and any benefits or synergies of the proposed combination, as well as ASE’s or HoldCo’s (if established) future results of operations, financial condition or business prospects, are based on certain assumptions made by ASE or HoldCo (if established) based on management’s experience, perception of historical trends and technical analyses, current conditions, anticipated future developments and other factors believed to be appropriate and reasonable by management as well as information from other sources ASE’s management believes to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this statement. The words “will,” “potential,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “may,” “could,” “project,” or their negatives, and other similar expressions or statements, as they relate to ASE or HoldCo (if established), are intended to identify these forward-looking statements, although not all forward-looking statements contain such identifying words. These statements discuss future expectations, identify strategies, contain projections of results of operations of ASE’s or HoldCo’s (if established) financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. These include risks and uncertainties that may affect the proposed combination with SPIL, the satisfactory completion of due diligence by the parties, the ability of the parties to negotiate and enter into a definitive agreement and, if such an agreement is entered into, the satisfaction of the conditions contained in the definitive agreement, any delay or inability to obtain necessary approvals or consents from third parties and the ability of the parties to realize the anticipated benefits from the proposed business transaction. ASE cannot guarantee that its expectations expressed in these forward-looking statements will turn out to be correct. ASE’s or HoldCo’s (if established) actual results could be materially different from and worse than those expectations. For a discussion of important risks and factors that could cause ASE’s or HoldCo’s (if established) actual results to be materially different from its expectations, please see the documents we file from time to time with the U.S. Securities and Exchange Commission (“U.S. SEC”), including ASE’s 2016 Annual Report on Form 20-F filed on April 21, 2017. Any forward-looking statement speaks only as of the date on which such statement is made and ASE undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

This statement is not an offering of securities for sale in any jurisdiction:

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom. ASE has filed a registration statement on Form F-4 with the U.S. SEC in connection with the proposed joint share exchange between ASE and SPIL (the “Joint Share Exchange”). The Form F-4 contains a prospectus and other documents. The Form F-4 and prospectus, as they may be amended from time to time, contain important information about ASE, SPIL, the Joint Share Exchange and related matters. U.S. shareholders of ASE are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the U.S. SEC in connection with the Joint Share Exchange carefully before they make any decision at any shareholders’ meeting of ASE with respect to the Joint Share Exchange. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the Joint Share Exchange will be available, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the Joint Share Exchange will be made available, free of charge, to U.S. shareholders of ASE who make a written request to ir@aseglobal.com.